FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, April 26, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the first quarter of 2018. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations. The following statements are related to the results of continuing operations. All comparisons are with the same period of 2017, except where stated otherwise.

1Q18 RESULTS

GPA Food:

▪        Total gross sales amounted to R$12.3 billion, up 7.6% (2.8% on same-store basis excluding calendar effect), driven by robust growth of 25% at Assaí

▪        Strong improvement in adjusted EBITDA to R$591 million (+17.4%), with margin expanding from 4.8% to 5.2%

▪        Net income from continuing operations attributable to controlling shareholders of R$153 million (+47.7%)

Assaí:

▪       Gross sales advance 25.0% to R$5.5 billion. Same-store growth excluding the calendar effect was 9.9% (5.1% excluding conversions), with growth of 12% in clients and 8% in sales volume. As a result, market share expanded by 380 bps in the period;

▪       Gross margin stood at 15.4%, predominately due to the rapid maturation of the 33 stores opened in 2016 and 2017 and to the new tax framework, despite the negative effects from food deflation;

▪       Adjusted EBITDA margin stood at 4.8%, with strong expansion of 80 bps on last year;

▪       Net income strong growth of 51.6% to R$115 million, with net margin of 2.3%;

▪       Six months after the launch of the Passaí card, the portfolio has over 200,000 active cards and a monthly issuance rate of around 50,000 cards;

▪       In line with the organic growth plan, one store was inaugurated in Sergipe, seven are under construction and another two are under conversion. The banner operates 127 stores in 19 states.

Multivarejo:

▪       Total gross sales of R$6.8 billion. After a lackluster start of the quarter, March registered an important reversal in trend, with same-store sales growth of 11.8% (3.9% ex calendar effect);

▪       In early March, new commercial actions were implemented, with greater visibility of promotions, relaunch of the Collect & Win campaign and reinforcement of the loyalty program with the launch of “My Rewards” in the same app as “My Discount”;

▪       Selling, general and administrative expenses fell 4.9%, despite inflation (IPCA +2.8%), resulting in a dilution of 30 bps compared to 1Q17;

▪       Adjusted EBITDA amounted to R$347 million, with margin of 5.5%, expanding 30 bps from 1Q17.

Outlook:

Performance in 1Q18 was in line with our expectations. We reaffirm our guidance for 2018:

▪       Same-store sales growth: Above inflation at Assaí and in line with food inflation at Multivarejo, supporting continued market share gains;

▪       Adjusted EBITDA margin: 5.5%-5.6% at Multivarejo and 5.8%-5.9% at Assaí;

▪       Financial result: around 1% of net sales.

“The results were by the solid performance of Assaí and an important reversal in trend in Multivarejo performance throughout 1Q18. Also in this quarter we recover the leadership position in Brazil food retail segment, as result of assertive strategic decision made few years ago to focus in cash-and-carry segment. We are confident that the consolidation of this leadership position in Brazilian retail will happen with the continuity of Assai growth jointly with the strategic work focused on operational improvements that we are promoting in Multivarejo.”

Ronaldo Iabrudi - CEO of GPA

I. Financial Performance

	Consolidate			Food Business			Multivarejo			Assaí
(R$ million)(1)	1Q18	1Q17	Δ	1Q18	1Q17	Δ	1Q18	1Q17	Δ	1Q18	1Q17	Δ

Gross Revenue	12,300	11,430	7.6%	12,300	11,430	7.6%	6,801	7,030	-3.3%	5,499	4,400	25.0%
Net Revenue	11,343	10,552	7.5%	11,343	10,552	7.5%	6,285	6,513	-3.5%	5,058	4,039	25.2%
Gross Profit	2,547	2,419	5.3%	2,547	2,419	5.3%	1,770	1,835	-3.5%	777	584	33.1%
Gross Margin	22.5%	22.9%	-40 bps	22.5%	22.9%	-40 bps	28.2%	28.2%	0 bps	15.4%	14.5%	90 bps
Selling, General and Adm. Expenses	(1,980)	(1,943)	1.9%	(1,980)	(1,943)	1.9%	(1,445)	(1,520)	-4.9%	(535)	(423)	26.5%
% of Net Revenue	17.5%	18.4%	-90 bps	17.5%	18.4%	-90 bps	23.0%	23.3%	-30 bps	10.6%	10.5%	10 bps
EBITDA (2)	503	510	-1.4%	548	536	2.1%	306	362	-15.4%	242	175	38.4%
EBITDA Margin	4.4%	4.8%	-40 bps	4.8%	5.1%	-30 bps	4.9%	5.6%	-70 bps	4.8%	4.3%	50 bps
Adjusted EBITDA(2)(3)	546	477	14.6%	591	503	17.4%	347	341	1.7%	244	162	50.7%
Adjusted EBITDA Margin	4.8%	4.5%	30 bps	5.2%	4.8%	40 bps	5.5%	5.2%	30 bps	4.8%	4.0%	80 bps
Net Financial Revenue (Expenses)	(132)	(182)	-27.7%	(132)	(182)	-27.7%	(121)	(164)	-26.2%	(10)	(18)	-41.6%
% of Net Revenue	1.2%	1.7%	-50 bps	1.2%	1.7%	-50 bps	1.9%	2.5%	-60 bps	0.2%	0.4%	-20 bps
Net Income (Loss) - Controlling Shareholders - continuing operations	108	77	40.1%	153	103	47.7%	37	27	36.7%	115	76	51.6%
Net Margin- continuing operations	1.0%	0.7%	30 bps	1.3%	1.0%	30 bps	0.6%	0.4%	20 bps	2.3%	1.9%	40 bps
Net Income (Loss) -continuing and discontinued operations	150	121	24.3%	142	78	82.1%	27	2	n.a.	115	76	51.6%
Net margin-continuing and discontinued operations	1.3%	1.1%	20 bps	1.3%	0.7%	60 bps	0.4%	0.0%	40 bps	2.3%	1.9%	40 bps

 (1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, tax, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

In compliance with CPC 47 / IFRS 15, the Company reclassified the bonuses received from suppliers from the SG&A to the cost of sales, with no impact on EBITDA. The effect is retrospective to January 1, 2017. A reconciliation with the respective adjustments to 1Q17 and 1Q18 follows:

Effects from IFRS 15 on Gross Profit and Operating Expenses:

OPERATING PERFORMANCE BY BUSINESS

Assaí

Gross sales came to R$5.5 billion, advancing 25.0%. The improvement of R$1 billion in sales was driven by the opening of 20 stores and by same-store sales growth excluding the calendar effect of 9.9% (5.1% excluding conversions). The banner posted growth in same-store sales volume and customer traffic of 8% and 12%, respectively, supporting a market share gain of 380 bps, according to Nielsen.

Gross profit came to R$777 million in the quarter. Gross margin stood at 15.4%, advancing 90 bps on 1Q17. Growth was driven by the following factors:

  Successful expansion in 2016 and 2017:
    16 organic stores with accelerated maturation, demonstrating the format’s acceptance in the market;
    Positive effect from 17 conversions with higher share of individuals;
  New tax framework, especially with regard to ICMS ST;
  Negative effect from the current scenario marked by food deflation.

Selling, general and administrative expenses amounted to 10.6% of net sales, stable in relation to prior-year period, due to the efficiency of mature stores (prior to 2016/17), but affected by the strong pace of expansion and deflation.

Adjusted EBITDA amounted to R$244 million, with margin expanding 80 bps to 4.8%, due to the gross margin expansion explained above.

Net income amounted to R$115 million, with net margin of 2.3%, representing strong growth of 51.6% on 1Q17.

Multivarejo

Total gross sales amounted to R$6.8 billion, affected by food deflation and the closure of Extra Hiper stores converted into Assaí stores. On a same-store basis, gross sales advanced 0.7% (-2.0% excluding the calendar effect).

After the adjustments implemented to the commercial policy in March and the normalization of operations at the DC in Osasco, São Paulo, a good trend in same-store gross revenue was observed in the formats Extra Hiper, which grew 15.3% (4.6% ex calendar effect), and Pão de Açúcar, which advanced 11.0% (3.3% ex calendar effect).

Gross Profit came to R$1,770 million, with gross margin of 28.2%, stable in relation to 1Q17.

Selling, general and administrative expenses decreased 4.9% compared to 1Q17, supported primarily by the 4.6% decrease in selling expenses, due to:

▪  Productivity gains arising from the actions implemented last year and the employee multi-role program;

▪  Effect from the closure of Extra Hiper stores to convert them into Assaí stores.

Adjusted EBITDA amounted to R$347 million, with margin of 5.5%, expanding 30 bps from 1Q17, mainly due to the greater dilution of expenses. The effects from the fire at the DC were reimbursed by the insurance company, which made a contribution of around 10 bps to the margin.

FINANCIAL PERFORMANCE

Other Income and Expenses

Other Operating Income and Expenses amounted to R$43 million, R$41 million of which at Multivarejo, related primarily to:

▪          Increase in provision for tax contingencies (ICMS SP) related to procedural progress throughout the quarter, in the amount of R$21 million;

▪          Restructuring expenses of R$10 million;

▪          Other positive and negative impacts, including the write-off of property, plant and equipment, in the aggregate amount of R$10 million.

Financial Result

The Company’s financial result amounted to R$132 million, or 1.2% of net sales, improving 50 bps from 1Q17. This reduction of 27.7% is mainly explained by:

▪  Decrease in debt cost: in line with the decline in the CDI rate, which fell from 12.7% in 1Q17 to 6.7% in 1Q18;

▪  Improvement in the cost of receivables discount: the reduction was below the variation in the CDI rate due to the higher volume discounted;

▪  Change in contingency and other expenses: increase mainly related to the positive effects of inflation adjustments of tax contingencies that favored 1Q17, with no cash impact.

Net Income

Net income attributable to controlling shareholders, the base for dividend payments, amounted to R$150 million, with margin of 1.3%.

In the food segment, net income attributable to controlling shareholders considering continuing operations amounted to R$153 million, up 47.7% on 1Q17, mainly due to the strong growth at Assaí.

Earnings per Share

Net income was R$0.52659 per common share and R$0.57786 per preferred share in the quarter.

Net Debt

Net debt, adjusted for the balance of not discounted receivables, stood at R$3,121 million. The Company continues to hold a low level of leverage that continues to improve, with its Net debt/EBITDA ratio decreasing from -1.54x to -1.35x in 1Q18.

The Company’s cash balance stood at R$1,701 million and its balance of not discounted receivables stood at R$641 million, for total available resources of R$2.3 billion. The Company also has approximately R$1.1 billion in pre-approved/confirmed credit facilities.

Investments

The Group’s investments amounted to R$330 million in 1Q18, up 23% on 1Q17, reflecting the expansion at Assaí and the renovations of Pão de Açúcar stores.

In the quarter, one new Assaí store was inaugurated in Itabaiana, Sergipe. In addition, four Extra Hiper stores were closed for conversion into Assaí stores, as well as four Extra drugstores, one Extra Super and one gas station.

Dividends

At the meeting of the Board of Directors held on April 26, 2018, it was approved the interim compensation to shareholders in the form of Interest on Equity related to 1Q18, which will be attributed to the mandatory dividend for the year 2018. The gross amount will total R$74.9 million, corresponding to R$ 0.2910893309 for each preferred share and R$ 0.2646266644 for each common share, deducted the amount related to withhold taxes (“IRRF” - “Imposto de Renda Retido na Fonte”), pursuant to the Law, with the exception of the shareholders who are immune and/or exempt.

The shares payment traded on B3 will be made on June 12, 2018, according to the base date of May 3, 2018. The shares issued by the Company will be traded ex-interest as from May 4, 2018. Regarding ADRs traded on the NYSE, holders will be entitled to the Interest on Equity on the base date of May 8, 2018 and the payment will be done by de Custodian bank JPMorgan Chase.

II. Additional Information

1Q18 Results Conference Call and Webcast

Friday, April 27, 2018
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (646) 828-8246

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 179994#
Access code for audio in English: 378980#

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag Isabela Cadenassi Victor Manuel Diaz Silvera GPA Telephone: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2.000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, responsible for the management of property assets, expansion projects and inauguration of new stores; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

III. Appendix

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. It includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out both in physical and virtual establishments.

Discontinued Activities: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

●        Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●        Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	03.31.2018	12.31.2017	03.31.2017	03.31.2018	12.31.2017	03.31.2017

Current Assets	30,612	33,015	27,717	8,513	10,277	8,100
Cash and Marketable Securities	1,701	3,792	1,683	1,701	3,791	1,683
Accounts Receivable	857	618	663	862	625	668
Credit Cards	594	334	404	599	334	404
Sales Vouchers and Trade Account Receivable	206	223	167	206	230	171
Allowance for Doubtful Accounts	(4)	(18)	(22)	(4)	(18)	(22)
Resulting from Commercial Agreements	61	79	114	61	79	114
Inventories	4,758	4,822	4,578	4,758	4,822	4,578
Recoverable Taxes	573	597	617	573	597	617
Noncurrent Assets for Sale	22,133	22,775	19,621	22	22	-
Prepaid Expenses and Other Accounts Receivables	590	413	555	597	420	554

Noncurrent Assets	14,805	14,692	13,420	14,836	14,720	13,443
Long-Term Assets	3,546	3,452	2,203	3,572	3,475	2,222
Accounts Receivables	42	80	-	42	80	-
Credit Cards	42	80	-	42	80	-
Recoverable Taxes	1,785	1,747	653	1,785	1,747	653
Deferred Income Tax and Social Contribution	147	126	188	147	126	188
Amounts Receivable from Related Parties	52	25	28	78	48	47
Judicial Deposits	788	762	680	788	762	680
Prepaid Expenses and Others	733	713	655	733	713	655
Investments	188	177	348	188	177	347
Property and Equipment	9,150	9,138	8,972	9,150	9,138	8,972
Intangible Assets	1,920	1,924	1,897	1,925	1,929	1,902
TOTAL ASSETS	45,417	47,707	41,137	23,349	24,997	21,544

LIABILITIES

	Consolidated			Food Businesses

	03.31.2018	12.31.2017	03.31.2017	03.31.2018	12.31.2017	03.31.2017

Current Liabilities	25,610	28,992	23,912	8,778	11,380	9,147
Suppliers	5,510	8,129	5,241	5,515	8,134	5,243
Loans and Financing	883	770	1,379	883	770	1,379
Debentures	506	481	852	506	481	852
Payroll and Related Charges	664	639	609	664	639	609
Taxes and Social Contribution Payable	272	300	203	272	300	203
Dividends Proposed	78	78	-	78	78	-
Financing for Purchase of Fixed Assets	24	116	49	24	116	49
Rents	77	128	76	77	128	76
Acquisition of minority interest	-	-	8	-	-	8
Debt with Related Parties	160	153	145	376	355	334
Advertisement	39	26	35	39	26	35
Provision for Restructuring	3	3	3	3	3	3
Advanced Revenue	125	146	103	125	146	103
Non-current Assets Held for Sale	17,057	17,824	14,961	-	-	-
Others	211	198	248	216	204	253

Long-Term Liabilities	6,536	5,674	4,674	6,536	5,674	4,674
Loans and Financing	766	803	663	766	803	663
Debentures	3,336	2,534	1,906	3,336	2,534	1,906
Financing for Purchase of Assets	-	-	-	-	-	-
Deferred Income Tax and Social Contribution	424	394	331	424	394	331
Tax Installments	540	566	528	540	566	528
Provision for Contingencies	1,155	1,108	1,116	1,155	1,108	1,116
Advanced Revenue	19	22	22	19	22	22
Provision for loss on investment in Associates	246	195	62	246	195	62
Others	49	53	46	49	53	46

Shareholders' Equity	13,271	13,042	12,552	8,035	7,943	7,723
Capital	6,822	6,822	6,815	5,450	5,428	5,519
Capital Reserves	379	355	336	379	355	336
Profit Reserves	3,198	3,060	2,763	2,266	2,189	1,879
Other Comprehensive Results	(60)	(49)	(61)	(60)	(29)	(11)
Minority Interest	2,932	2,854	2,698	-	(0)	-
TOTAL LIABILITIES	45,417	47,707	41,138	23,349	24,997	21,544

2. Income Statement - 1Q18

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	1Q18	1Q17	Δ	1Q18	1Q17	Δ	1Q18	1Q17	Δ	1Q18	1Q17	Δ

Gross Revenue	12,300	11,430	7.6%	12,300	11,430	7.6%	6,801	7,030	-3.3%	5,499	4,400	25.0%
Net Revenue	11,343	10,552	7.5%	11,343	10,552	7.5%	6,285	6,513	-3.5%	5,058	4,039	25.2%
Cost of Goods Sold	(8,784)	(8,121)	8.2%	(8,784)	(8,121)	8.2%	(4,505)	(4,667)	-3.5%	(4,279)	(3,454)	23.9%
Depreciation (Logistic)	(12)	(12)	-0.3%	(12)	(12)	-0.3%	(10)	(11)	-8.4%	(2)	(1)	73.4%
Gross Profit	2,547	2,419	5.3%	2,547	2,419	5.3%	1,770	1,835	-3.5%	777	584	33.1%
Selling Expenses	(1,739)	(1,700)	2.3%	(1,739)	(1,700)	2.3%	(1,266)	(1,327)	-4.6%	(473)	(373)	26.6%
General and Administrative Expenses	(241)	(243)	-0.5%	(241)	(243)	-0.5%	(179)	(193)	-7.3%	(63)	(50)	26.0%
Selling, General and Adm. Expenses	(1,980)	(1,943)	1.9%	(1,980)	(1,943)	1.9%	(1,445)	(1,520)	-4.9%	(535)	(423)	26.5%
Equity Income(2)	(33)	(12)	185.5%	11	15	-22.2%	11	15	-22.2%	-	-	n.a.
Other Operating Revenue (Expenses)	(43)	34	-228.1%	(43)	34	-228.1%	(41)	21	-293.6%	(2)	13	-119.2%
Depreciation and Amortization	(210)	(190)	10.6%	(210)	(190)	10.6%	(155)	(149)	4.0%	(55)	(41)	34.9%
Earnings before interest and Taxes - EBIT	281	308	-8.8%	325	334	-2.6%	141	202	-30.2%	185	133	39.2%
Financial Revenue	40	58	-29.9%	40	58	-29.9%	32	50	-36.0%	8	7	12.0%
Financial Expenses	(172)	(240)	-28.2%	(172)	(240)	-28.2%	(153)	(215)	-28.5%	(19)	(25)	-25.9%
Net Financial Result	(132)	(182)	-27.7%	(132)	(182)	-27.7%	(121)	(164)	-26.2%	(10)	(18)	-41.6%
Income (Loss) Before Income Tax	149	126	18.5%	194	152	27.4%	19	37	-47.7%	174	115	51.7%
Income Tax	(41)	(49)	-16.6%	(41)	(49)	-16.6%	18	(10)	-269.4%	(59)	(39)	51.9%
Net Income (Loss) Company - continuing operations	108	77	41.1%	153	103	48.5%	37	27	39.6%	115	76	51.6%
Net Result from discontinued operations	117	132	-11.4%	(11)	(25)	-58.2%	(11)	(25)	-58.2%	-	-	n.a.
Net Income (Loss) - Consolidated Company	226	209	7.8%	142	77	83.4%	27	1	1937.4%	115	76	51.6%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	108	77	40.1%	153	103	47.7%	37	27	36.7%	115	76	51.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	42	43	-3.8%	(11)	(25)	-58.2%	(11)	(25)	-58.2%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	150	121	24.3%	142	78	82.1%	27	2	1331.4%	115	76	51.6%

Minority Interest - Non-controlling - continuing operations	-	(1)	n.a.	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	76	89	-15.1%	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	76	88	-14.6%	-	(1)	n.a.	-	(1)	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	503	510	-1.4%	548	536	2.1%	306	362	-15.4%	242	175	38.4%
Adjusted EBITDA (4)	546	477	14.6%	591	503	17.4%	347	341	1.7%	244	162	50.7%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% of Net Revenue

	1Q18	1Q17		1Q18	1Q17		1Q18	1Q17		1Q18	1Q17

Gross Profit	22.5%	22.9%		22.5%	22.9%		28.2%	28.2%		15.4%	14.5%
Selling Expenses	15.3%	16.1%		15.3%	16.1%		20.1%	20.4%		9.3%	9.2%
General and Administrative Expenses	2.1%	2.3%		2.1%	2.3%		2.8%	3.0%		1.2%	1.2%
Selling, General and Adm. Expenses	17.5%	18.4%		17.5%	18.4%		23.0%	23.3%		10.6%	10.5%
Equity Income(2)	-0.3%	-0.1%		0.1%	0.1%		0.2%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.4%	-0.3%		0.4%	-0.3%		0.6%	-0.3%		0.0%	-0.3%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.5%	2.3%		1.1%	1.0%
EBIT	2.5%	2.9%		2.9%	3.2%		2.2%	3.1%		3.7%	3.3%
Net Financial Revenue (Expenses)	1.2%	1.7%		1.2%	1.7%		1.9%	2.5%		0.2%	0.4%
Income Before Income Tax	1.3%	1.2%		1.7%	1.4%		0.3%	0.6%		3.4%	2.8%
Income Tax	-0.4%	-0.5%		-0.4%	-0.5%		0.3%	-0.2%		-1.2%	-1.0%
Net Income (Loss) Company - continuing operations	1.0%	0.7%		1.3%	1.0%		0.6%	0.4%		2.3%	1.9%
Net Income (Loss) - Consolidated Company	2.0%	2.0%		1.3%	0.7%		0.4%	0.0%		2.3%	1.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.0%	0.7%		1.3%	1.0%		0.0%	0.4%		2.3%	1.9%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.3%	1.1%		1.3%	0.7%		0.4%	0.0%		2.3%	1.9%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.7%	0.8%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	4.4%	4.8%		4.8%	5.1%		4.9%	5.6%		4.8%	4.3%
Adjusted EBITDA (4)	4.8%	4.5%		5.2%	4.8%		5.5%	5.2%		4.8%	4.0%

 (1)  Multivarejo includes the results of Malls and Corporate.
(2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments.
(3) Net income after non-controlling interest.
(4) EBITDA adjusted by the line “Other Operating Income and Expenses” to eliminate nonrecurring income and expenses.

3. Financial income and expenses

	Consolidated

(R$ million)	1Q18	1Q17	Δ

Financial Revenue	40	58	-29.9%
Financial Expenses	(172)	(240)	-28.2%
Cost of Debt	(98)	(174)	-43.9%
Cost of Receivables Discount	(35)	(40)	-11.1%
Restatement of Contingent Liabilities and Other financial expenses	(40)	(26)	50.0%
Net Financial Revenue (Expenses)	(132)	(182)	-27.7%
% of Net Revenue	1.2%	1.7%	-50 bps

In the financial statements of GPA as of March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

4. Net Income

	Consolidated			Food Business

(R$ million)	1Q18	1Q17	Δ	1Q18	1Q17	Δ

EBITDA	503	510	-1.4%	548	536	2.1%
Depreciation (Logistic)	(12)	(12)	-0.3%	(12)	(12)	-0.3%
Depreciation and Amortization	(210)	(190)	10.6%	(210)	(190)	10.6%
Net Financial Revenue (Expenses)	(132)	(182)	-27.7%	(132)	(182)	-27.7%
Income (Loss) before Income Tax	149	126	18.5%	194	152	27.4%
Income Tax	(41)	(49)	-16.6%	(41)	(49)	-16.6%
Net Income (Loss) Company - continuing operations	108	77	41.1%	153	103	48.5%
Net income from discontinued operations	117	132	-11.4%	(11)	(25)	-58.2%
Net Income (Loss) Consolidated Company	226	209	7.8%	142	77	83.4%
Net Income (Loss) - Controlling Shareholders - continuing operations	108	77	40.1%	153	103	47.7%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	42	43	-3.8%	(11)	(25)	-58.2%
Net Income (Loss) - Controlling Shareholders - Consolidated	150	121	24.3%	142	78	82.1%
Other Operating Revenue (Expenses)	(43)	34	-228.1%	(43)	34	-228.1%
Income Tax from Other Operating Revenues (Expenses)	11	(9)	n.a	11	(9)	n.a
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (1)	140	53	163.5%	185	79	132.6%
Adjusted Net Margin - Controlling Shareholders	1.2%	0.5%	70 bps	1.6%	0.8%	80 bps

In the financial statements of GPA as of March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Indebtedness

(R$ million)	03.31.2018	03.31.2017

Short Term Debt	(1,388)	(2,231)
Loans and Financing	(883)	(1,379)
Debentures and Promissory Notes	(506)	(852)
Long Term Debt	(4,074)	(2,569)
Loans and Financing	(738)	(663)
Debentures	(3,336)	(1,906)
Total Gross Debt	(5,463)	(4,800)
Cash and Financial investments	1,701	1,683
Net Debt	(3,762)	(3,117)
EBITDA(1)	2,308	1,761
Net Debt / EBITDA(1)	-1.63x	-1.77x

On balance Credit Card Receivables not discounted	641	404
Net Debt incl. Credit Card Receivables not discounted	(3,121)	(2,712)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-1.35x	-1.54x

In the financial statements of GPA as of March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations.

 (1) EBITDA in the last 12 months.

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	03.31.2018	03.31.2017

Net Income (Loss) for the period	226	208
Adjustment for reconciliation of net income
Deferred income tax	6	(30)
Loss (gain) on disposal of fixed and intangible assets	15	(11)
Depreciation and amortization	223	202
Interests and exchange variation	205	223
Equity Income	27	6
Provision for contingencies	202	111
Share-Based Compensation	7	6
Allowance for doubtful accounts	177	160
Provision for obsolescence/breakage	(19)	(20)
Deferred revenue	(103)	(82)
	966	773
Asset (Increase) decreases
Accounts receivable	(1,131)	(2,557)
Inventories	(914)	(481)
Taxes recoverable	(141)	(66)
Other Assets	(416)	(130)
Related parties	(15)	14
Restricted deposits for legal proceeding	(75)	(33)
	(2,692)	(3,253)
Liability (Increase) decrease
Suppliers	(3,313)	(2,411)
Payroll and charges	14	(10)
Taxes and Social contributions payable	(66)	(58)
Other Accounts Payable	25	(25)
Contingencies	(153)	(116)
Deferred revenue	4	(3)
Taxes and Social contributions paid	(133)	(3)
	(3,622)	(2,626)

Net cash generated from (used) in operating activities	(5,348)	(5,106)

Acquisition of property and equipment	(356)	(266)
Increase Intangible assets	(80)	(91)
Sales of property and equipment	9	3
Net cash flow investment activities	(427)	(354)

Cash flow from financing activities
Increase of capital	-	4
Funding and refinancing	2,633	2,222
Payments of loans and financing	(1,904)	(3,699)
Net cash generated from (used) in financing activities	729	(1,473)

Increase (decrease) in cash and cash equivalents	(5,046)	(6,933)

Cash and cash equivalents at the beginning of the year	7,351	9,142
Cash and cash equivalents at the end of the year	2,305	2,209
Change in cash and cash equivalents	(5,046)	(6,933)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated

(R$ million)	1Q18	1Q17

Cash Balance at Beginning of Exercise	7,351	9,142

Cash Flow from Operating Activities	(5,348)	(5,106)
EBITDA	888	793
Cost of Sale of Receivables	(176)	(174)
Working Capital	(5,358)	(5,449)
Assets and Liabilities Variation	(702)	(276)
Cash Flow from Investment Activities	(427)	(354)
Net Investment	(427)	(354)

Change on net cash after investments	(5,775)	(5,460)

Cash Flow from Financing Activities	729	(1,473)
Net Payments	729	(1,473)

Change on Net Cash	(5,046)	(6,933)

Cash Balance at End of Exercise	2,305	2,209

Cash includes "Assets held for sale and op. Discontinued"	604	526

Cash t as balance sheet (excluding Via Varejo)	1,701	1,683

In the financial statements of GPA as of March 31, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Held-for-sale assets and the corresponding liabilities were reclassified only on the reporting date. Therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciled to reflect only continuing operations.

7. Capital Expenditure

	Food Business
(R$ million)	1Q18	1Q17	Δ

New stores, land acquisition and conversions	87	28	217.6%
Store renovations and Maintenance	78	74	5.5%
Infrastructure and Others	68	43	59.6%

Non-cash Effect
Financing Assets	96	124	-22.4%
Total	330	268	23.0%

8. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	1Q18%		1Q17%		Δ

Multivarejo	6,801	55.3%	7,030	61.5%	-3.3%
Pão de Açúcar	1,753	14.3%	1,718	15.0%	2.0%
Extra (1)	4,151	33.8%	4,416	38.6%	-6.0%
Convenience Stores (2)	284	2.3%	296	2.6%	-4.0%
Other Businesses (3)	612	5.0%	600	5.2%	2.0%
Cash & Carry	5,499	44.7%	4,400	38.5%	25.0%
Assaí	5,499	44.7%	4,400	38.5%	25.0%
Food Business	12,300	100.0%	11,430	100.0%	7.6%

	Breakdown of Net Sales by Business
(R$ million)	1Q18%		1Q17%		Δ

Multivarejo	6,285	55.4%	6,513	61.7%	-3.5%
Pão de Açúcar	1,614	14.2%	1,585	15.0%	1.8%
Extra (1)	3,805	33.5%	4,065	38.5%	-6.4%
Convenience Stores (2)	265	2.3%	277	2.6%	-4.1%
Other Businesses (3)	602	5.3%	586	5.6%	2.7%
Cash & Carry	5,058	44.6%	4,039	38.3%	25.2%
Assaí	5,058	44.6%	4,039	38.3%	25.2%
Food Business	11,343	100.0%	10,552	100.0%	7.5%

 (1)Includes sales by Extra Supermercado and Extra Hiper.
 (2) Includes sales by Minimercado Extra and Minuto Pão de Açúcar.
 (3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

9.  Breakdown of Sales (% of Net Sales)

	Food Business
	1Q18	1Q17

Cash	49.9%	51.5%
Credit Card	39.2%	38.2%
Food Voucher	10.9%	10.3%

10. Store Portfolio Changes by Banner

	12/31/2017	Opened	Opened by conversion	Closed	Closed to conversion	03/31/2018

Pão de Açúcar	186	-	-	-	-	186
Extra Hiper	117	-	-	-	(4)	113
Extra Supermercado	188	-	-	(1)	-	187
Minimercado Extra	183	-	-	-	-	183
Minuto Pão de Açucar	82	-	-	-	-	82
Assaí	126	1	-	-	-	127
Other Business	199	-	-	(5)	-	194
Gas Station	72	-	-	(1)	-	71
Drugstores	127	-	-	(4)	-	123
Food Business	1,081	1	-	(6)	(4)	1,072

Sales Area ('000 m2)
Food Business	1,811					1,788

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.